MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Focus Ventures Ltd. (the “Company” or “Focus”)

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

June 4, 2015

ITEM 3:

NEWS RELEASE

June 4, 2015 via Marketwire

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company has completed a non-brokered private placement financing of 20.0 million units at CAD$0.20 per unit, for gross proceeds of CAD$4.0 million.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

The Company has completed a non-brokered private placement financing of 20.0 million units at CAD$0.20 per unit, for gross proceeds of CAD$4.0 million.  Each unit consists of one common share and one full warrant, each full warrant entitling the holder to purchase one additional common share of the Company at CAD$0.265 for two years from closing.  If the closing price of the Company’s shares exceeds CAD$0.40 for a period of 10 consecutive trading days, the Company may accelerate the expiry of the warrants by giving notice in writing to the holders, and in such case, the warrants will expire on the 30th day after the date on which such notice is given.

The common shares and warrants issued in the placement are subject to a resale restriction until October 4, 2015.  Cash finder’s fees totaling CAD$126,602 have been paid on a portion of the placement.

The proceeds of the placement will be used to make a US$1.5 million prepayment on the Company’s loan from Sprott Resource Lending Partnership, for exploration and development of the Bayovar 12 phosphate project in Peru, and for general working capital purposes.

The securities referred to in this report have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This report shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

David Cass, President

Telephone: 604-688-5288

ITEM 9:

DATE OF REPORT

June 4, 2015